

Mail Stop 7010

October 20, 2008

Gerald E. Morrow
Chief Financial Officer
Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Margarita, CA 92688

> **Re: Liquidmetal Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 0-31332**

Dear Mr. Morrow:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Consolidated Balance Sheets, page 71

1.   We note your response to prior comment 2. Please tell us the length of the grace period within which you may cure the default on the Bridge Notes.

2.   For each of the periods ended December 31, 2007, March 31, 2008, and June 30, 2008, please tell us how you determined that it was "probable" that the violation of the "Debt Satisfaction Covenant" would be cured within a one-year period supporting your long-term balance sheet classification of the January 2010 Notes

Payable under SFAS 78. Please note that "probable" should be evaluated in the context of SFAS 5 "Accounting for Contingencies."

3.   Given your recent "Event of Default" on the January 2010 Notes as disclosed in the Form 8-K filed on October 7, 2008, please tell us how you plan to present these notes on your September 30, 2008 balance sheet.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief